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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No.     2    )*


                           Weatherford Enterra, Inc.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                         (Title of Class of Securities

                                   947071106
                                (CUSIP Number)

  c/o First Reserve Corporation, 475 Steamboat Rd., Greenwich, CT 203-625-2500 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                            August 4, 1997
            (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

Check the following box if a fee is being paid with the statement /_/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
 CUSIP No. 947071106                                  Page 3 of 9 Pages



 1             NAME OF REPORTING PERSON
               SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               First Reserve Corporation 06-1210123
 2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) /_/

                                                                  (b) /_/
 3             SEC USE ONLY


 4             SOURCE OF FUNDS*

               N/A

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

 6             CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

               7    SOLE VOTING POWER
   NUMBER OF
    SHARES          7,853,557 (Item 5)
 BENEFICIALLY
    OWNED BY   8    SHARED VOTING POWER
     EACH
   REPORTING        0
  PERSON WITH  9    SOLE DISPOSITIVE POWER

                    7,853,557 (Item 5)

               10   SHARED DISPOSITIVE POWER

                    0

 11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               7,853,557
 12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*


 13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               14.98%

 14            TYPE OF REPORTING PERSON*

               CO

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
 CUSIP No. 947071106                                  Page 5 of 9 Pages



 1             NAME OF REPORTING PERSON
               SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               American Gas & Oil Investors, Limited Partnership:
               13-3077100
 2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) /_/
                                                                  (b) /x/
 3             SEC USE ONLY


 4             SOURCE OF FUNDS*

               N/A

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

 6             CITIZENSHIP OR PLACE OF ORGANIZATION

               New York

               7    SOLE VOTING POWER
   NUMBER OF
    SHARES          1,526,232 (Item 5)
 BENEFICIALLY
   OWNED BY    8    SHARED VOTING POWER
     EACH
   REPORTING        0
  PERSON WITH  9    SOLE DISPOSITIVE POWER

                    1,526,232 (Item 5)

               10   SHARED DISPOSITIVE POWER

                    0

 11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,526,232
 12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*


 13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               2.91%

 14            TYPE OF REPORTING PERSON*

               PN

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
 CUSIP No. 947071106                                  Page 7 of 9 Pages



 1             NAME OF REPORTING PERSON
               SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               AmGO II, Limited Partnership:  13-3149992
 2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) /_/
                                                                  (b) /x/
 3             SEC USE ONLY


 4             SOURCE OF FUNDS*

               N/A

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

 6             CITIZENSHIP OR PLACE OF ORGANIZATION

               New York

               7    SOLE VOTING POWER
   NUMBER OF
    SHARES          945,851 (Item 5)
 BENEFICIALLY
   OWNED BY    8    SHARED VOTING POWER
     EACH
   REPORTING        0
  PERSON WITH  9    SOLE DISPOSITIVE POWER

                    945,851 (Item 5)

               10   SHARED DISPOSITIVE POWER

                    0

 11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               945,851
 12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*


 13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.80%

 14            TYPE OF REPORTING PERSON*

               PN

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
 CUSIP No. 947071106                                  Page 9 of 9 Pages



 1             NAME OF REPORTING PERSON
               SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               First Reserve Secured Energy Assets Fund, Limited
               Partnership:  06-1232433
 2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) /_/
                                                                  (b) /x/
 3             SEC USE ONLY


 4             SOURCE OF FUNDS*

               N/A

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

 6             CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

               7    SOLE VOTING POWER
   NUMBER OF
    SHARES          1,332,509 (Item 5)
 BENEFICIALLY
   OWNED BY    8    SHARED VOTING POWER
     EACH
  REPORTING         0
  PERSON WITH  9    SOLE DISPOSITIVE POWER

                    1,332,509 (Item 5)

               10   SHARED DISPOSITIVE POWER

                    0

 11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,332,509
 12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*


 13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               2.54%

 14            TYPE OF REPORTING PERSON*

               PN

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
 CUSIP No. 947071106                                  Page 11 of 9 Pages



 1             NAME OF REPORTING PERSON
               SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               First Reserve Fund V, Limited Partnership:  06-1295657
 2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /_/
                                                                       (b) /x/

 3             SEC USE ONLY


 4             SOURCE OF FUNDS*

               N/A
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


 6             CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

               7   SOLE VOTING POWER
   NUMBER OF
    SHARES         2,571,189 (Item 5)
 BENEFICIALLY  8   SHARED VOTING POWER
   OWNED BY
     EACH          0
   REPORTING
  PERSON WITH  9   SOLE DISPOSITIVE POWER

                   2,571,189 (Item 5)

               10  SHARED DISPOSITIVE POWER

                   0
 11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

               2,571,189

 12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*


 13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.90%

 14            TYPE OF REPORTING PERSON*

               PN


                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

          This Statement on Schedule 13D (the "Schedule 13D", filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended, by American Gas & Oil Investors, Limited Partnership ("Fund I"), AmGO II, Limited Partnership ("Fund II"), First Reserve Secured Energy Assets Fund ("Fund IV"), First Reserve Fund V, Limited Partnership ("Fund V"), First Reserve Fund V-2, Limited Partnership ("Fund V-2") and First Reserve Fund VI, Limited Partnership ("Fund VI", and together with Fund I, Fund II, Fund IV, Fund V and Fund V-2, the "Funds") and by First Reserve Corporation ("First Reserve") with respect to the common shares (the "Shares") of Weatherford Enterra, Inc., a Delaware corporation (the "Issuer"), is hereby supplemented and amended as set forth below.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Section (a) of Item 5 is hereby deleted in its entirety and replaced with the following:

     (a) As of August 4, 1997, the Funds beneficially owned an aggregate of 7,819,622 Shares and First Reserve directly owned 33,935 Shares, constituting approximately 14.98%, in the aggregate, of the 52,426,195 Shares of the Issuer outstanding as of August 4, 1997. The number and percentage of Shares of the Issuer beneficially owned by each Reporting Person identified in Item 2 of this Schedule 13D are:

                                        Percentage of
                                        Issuer Shares
                                        Outstanding on
                         Shares         August 4, 1997

Fund I  . . . . . . . 1,526,232              2.91%
Fund II . . . . . . .   945,851              1.80%
Fund IV . . . . . . . 1,332,509              2.54%
Fund V  . . . . . . . 2,571,189              4.90%
Fund V-2  . . . . . .   708,470              1.35%
Fund VI . . . . . . .   735,371              1.40%
First Reserve . . . .7,853,5571              4.98%

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 14, 1997

                                  FIRST RESERVE CORPORATION


                                  By:   /s/ David H. Kennedy
                                        Name:   David H. Kennedy
                                        Title:  Managing Director



                                  AMERICAN GAS & OIL INVESTORS,
                                    LIMITED PARTNERSHIP

                                  By:   First Reserve Corporation,
                                          as Managing Partner


                                  By:   /s/ David H. Kennedy
                                        Name:   David H. Kennedy
                                        Title:  Managing Director


                                  AMGO II, LIMITED PARTNERSHIP

                                  By:   First Reserve Corporation,
                                          as Managing Partner


                                  By:   /s/ David H. Kennedy
                                        Name:   David H. Kennedy
                                        Title:  Managing Director



                                  FIRST RESERVE SECURED ENERGY
                                    ASSETS FUND

                                  By:   First Reserve Corporation,
                                          as Managing Partner


                                  By:   /s/ David H. Kennedy
                                        Name:   David H. Kennedy
                                        Title:  Managing Director

                                  FIRST RESERVE FUND V,
                                    LIMITED PARTNERSHIP

                                  By:   First Reserve Corporation,
                                          as Managing Partner


                                  By:   /s/ David H. Kennedy
                                        Name:   David H. Kennedy
                                        Title:  Managing Director



                                  FIRST RESERVE FUND V-2,
                                    LIMITED PARTNERSHIP

                                  By:   First Reserve Corporation,
                                          as Managing Partner


                                  By:   /s/ David H. Kennedy
                                        Name:   David H. Kennedy
                                        Title:  Managing Director


                                  FIRST RESERVE FUND VI,
                                    LIMITED PARTNERSHIP

                                  By:   First Reserve Corporation,
                                          as Managing Partner


                                  By:   /s/ David H. Kennedy
                                        Name:   David H. Kennedy
                                        Title:  Managing Director